September 14, 2012

VIA EDGAR

Ms. Suzanne Hayes

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	ORIX Corporation
Form 20-F for Fiscal Year Ended March 31, 2012
Filed June 27, 2012
File No. 001-14856

Dear Ms. Hayes:

We respectfully submit this letter in response to comments received from the staff via letter dated August 21, 2012 relating to Form 20-F of ORIX Corporation (the “Company”) for the fiscal year ended March 31, 2012 filed on June 27, 2012.

Regarding our responses to the staff’s comments, the Company recognizes and acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Set forth below are our responses to the staff’s comments. For your convenience, we have restated the staff’s comments in italicized type and have followed each of the staff’s comments with our response thereto.

Ms. Suzanne Hayes	2
Securities and Exchange Commission

Item 3.    Key Information, page 1

Risk Factors, page 4

1.	We note your discussion of the limitations on distributions beginning on page 130.
Please include a risk factor discussing these limitations and the potential consequences.

Response:

We note the Staff’s comments and confirm that we make distributions of surplus to shareholders subject to certain limitations under the Company Act as described below:

•

When we make distributions of surplus, if the sum of our capital reserve is less than one-quarter of our stated capital, we must set aside in our capital reserve an amount equal to one-tenth of the amount of surplus until such sum reaches one-quarter of the stated capital.

•

The aggregate book value of surplus distributed by us may not exceed a prescribed distributable amount, as calculated on the effective date of such distribution. This amount is calculated in accordance with the formula disclosed on Page 130 of our Annual Report on Form 20-F for the fiscal year ended March 31, 2012 under the caption “Item 10. Memorandum and Articles of Incorporation—Distribution of Surplus.”

In our view, these statutory limitations on distribution of surplus pursuant to the Company Act are unlikely to constrain our ability to make distributions of surplus to shareholders in the foreseeable future. Accordingly, we respectfully submit that we do not presently believe disclosure of such a risk to be warranted.

Dispositions of shares may adversely affect market prices for our shares, page 6

2.	Please expand the risk factor discussion to disclose how many shareholders are the beneficial owners of more than five percent of the outstanding shares.

Response:

We acknowledge the Staff’s comments. We intend to revise our future risk factor disclosure to specify the number of beneficial shareholders of five percent or more of our outstanding shares of which we are aware based on the large shareholder reports which are filed with the Ministry of Finance, beginning with our annual report for the fiscal year ending March 31, 2013. In general, under the Japanese Financial Instruments and Exchange Act, certain holders of more than five percent of the voting rights of a listed company are required to submit a “large shareholder report” to the Ministry of Finance.

(Proposed disclosure)

(6) Dispositions of Shares may adversely affect market prices for our Shares

~~A few~~ As of June 27, 2012, five of our shareholders have filed large shareholder reports pursuant to the Financial Instruments and Exchange Act (“FIEA”) that indicated at the time of filing beneficial ownership, as that term is used in the FIEA, by the relevant shareholder of ~~hold~~ more than five percent of the total number of outstanding Shares. ~~These~~ One or more of these shareholders may, for strategic, ~~or~~ investment or other reasons, decide to reduce their shareholdings in ORIX. Dispositions of Shares, particularly dispositions of large numbers of Shares by major shareholders, may adversely affect market prices for the Shares. For information on major shareholders, see “Item 7. Major Shareholders and Related Party Transactions.”

Enactment of, or changes in, laws, regulations, and accounting standards may affect our business activities, financial condition and results of operations, page 10

3.	We note your statement that changes in laws and regulations may affect the way you do business, the products you offer and your customers, borrowers, invested companies and funding sources. Please expand your discussing to identify any recently enacted legislation and pending legislation and regulations expected to have a material impact on you, your operations, or your customers, borrowers, investors or funding sources and discuss the potential impact of the legislation on the parties expected to be impacted.

Ms. Suzanne Hayes	3
Securities and Exchange Commission

Response:

We acknowledge the Staff’s comment and respectfully submit that we do not expect any recently enacted and pending legislation and regulations to have a material impact on us, our operations, customers, borrowers, investors, and funding sources. In the future if such legislation or regulations are enacted, we will provide disclosure on the potential impact of such legislation or regulations, or include disclosure to the effect that no such legislation has been enacted or is anticipated.

Item 5.    Operating and Financial Review and Prospects, page 31

Liquidity and Capital Resources, page 86

4.	It appears that you generally manage liquidity risk on a global basis at a consolidated level. Please tell us, and disclose in future filings, if, and if so how, you manage liquidity separately at your foreign and domestic non-bank and bank subsidiaries. As part of your revised disclosures, please provide further quantitative discussion of any liquidity metrics you may monitor at these different entities.

Response:

We have implemented controls to manage liquidity among our foreign and domestic non-bank and bank subsidiaries. Accordingly, we intend to include additional disclosure as follows regarding liquidity risk control measures in future disclosure, beginning with our annual report on Form 20-F for the fiscal year ending March 31, 2013.

(Proposed disclosure)

We implement measures to control liquidity risks at the subsidiary level in order to maintain adequate liquidity in various market conditions. In forming strategies to address various liquidity risks, we first identify and categorize liquidity risks by country or entity, and analyze relevant factors influencing our operations at the Group and subsidiary levels. For regulated entities, such as ORIX Bank and ORIX Life Insurance Corporation, we employ measures prescribed by relevant regulations to monitor liquidity risk at the entity level and maintain internal policies to manage the portfolios and capital resources of these entities on a standalone basis.

In responding to liquidity risks, we also closely monitor and control maturities both in assets and liabilities as well as monitoring and maintaining adequate liquidity resources such as cash and committed credit lines from a Group-wide perspective. As of March 31, 2012, the total amount of available commitment line and cash and cash equivalents of the Group was ¥1,214 billion. We believe we maintain high liquidity levels, with the total amount of our available commitment line and cash and cash equivalents at 290% of our short-term marketable liabilities (which is the sum of the total of bonds and MTNs expected to reach maturity within 1 year and the balance of commercial paper outstanding).

For quantitative and qualitative information concerning our maturities in assets and liabilities, please see “Market Risks” under “Item 11. Quantitative and Qualitative Disclosures about Market Risk”, and Note 5, 6, 7, 9, 14, and Note 15 of “Item 18. Financial Statements.” For quantitative information with respect to cash and committed credit lines please also see “Liquidity and Capital resources” under “Item 5. Operating and Financial Review and Prospects”, “Item 18. Financial Statements,” and Note 14 of “Item 18. Financial Statements”.

Ms. Suzanne Hayes	4
Securities and Exchange Commission

Risk Management, page 98

5.	Please expand your disclosure to explain how risk related information is communicated to senior level executives and the board of directors. In expanding your disclosure, it may be helpful to include the following information:

•	Is Risk Management Headquarters an office that monitors and assesses risk at the corporate level? Does this office report directly to the board of directors;

•	Does each business unit have a risk office who reports to Risk Management Headquarters;

•

You have described Risk Management Headquarters role in credit risk management and legal risk management. Is this group involved in managing market risk, business risk and risks relating to fund procurement;

•

In several instances you state that information is monitored or analyzed, please clarify who the results of the analysis and/or monitoring is reported to and under what circumstances. For example, is information communicated on a quarterly basis or is it reported if guidelines are breached.

Response:

We acknowledge the Staff’s comment and intend to include expanded disclosure as follows in future filings, beginning with our annual report on Form 20-F for the fiscal year ending March 31, 2013.

(Proposed disclosure)

The Risk Management Headquarters primarily monitors risks related to individual transactions, reviewing all transactions discussed by the management of the Group at the thrice-monthly meetings of the Investment and Credit Committee. Each business unit also has designated staff responsible for managing such risks at the business unit level.

In analyzing a total portfolio, the following characteristics are monitored: client tier, region, transaction type, risk type, debt status and concentration of major debtors. ~~Some of these are scrutinized and analyzed by each operating department according to its industry characteristics and some are analyzed from a Group perspective by the Risk Management Headquarters.~~ Each business unit in the Group analyzes these risks in the context of related industry conditions, while the Risk Management Headquarters analyzes risk from a Group-wide perspective.

In addition, the Corporate Planning Department monitors risks at the corporate level, including market risk and risks relating to fund procurement, through cooperation with the Treasury Headquarters and the Risk Management Headquarters.

The results of this analysis are reported to and reviewed by the Investment and Credit Committee on a thrice-monthly basis, by the Group Executive Officer Committee on a monthly basis and by the board of directors on a regular basis. The Corporate Planning Department, the Treasury Headquarters and the Risk Management Headquarters each promptly report to the senior management of the Group in the event that they detect a change in business conditions or events likely to affect the possibility of collection of an individual transaction. Monitoring results are regularly reported to the above mentioned Investment and Credit Committee, Group Executive Officer Committee and board of directors, ~~executive committee, and measures are taken to rapidly understand and minimize~~ which take measures they believe are appropriate to evaluate and control ~~all types of~~ overall risk.

Ms. Suzanne Hayes	5
Securities and Exchange Commission

Market Risk Management, page 100

6.	We note you monitor risks in your portfolio by quantifying the risks based on market fluctuations and defining acceptable risk levels and that risks are quantified based on statistical methods including basis point value, slope point value, value at risk, qualitative scenario analyses, stress tests and sensitivity analyses. Please address the following in your future filings with respect to your use of these statistical methods:

•	Provide quantitative disclosure of the outputs of those methods you use to monitor risks in your portfolio;

•	Discuss the objectives and limitations of each method and provide context as to how investors should view the outputs;

•	Discuss the inputs and assumptions used in your models; and

•

Discuss any internal policies regarding limits of the outputs. In this regard, discuss any known breaches of internal limits for the modeled outputs and address your procedures for addressing such breaches.

Response:

We acknowledge the Staff’s comment and advise the staff that we adopt a comprehensive approach to market risk analysis that incorporates both quantitative models and other relevant considerations such as qualitative assessments of assets and liabilities and market conditions. Because we are continually adapting our market risk analysis methodology in light of relevant factors and, as a result, the components of the analytical framework are not fully standardized, we respectfully submit that we do not presently believe it would be appropriate to disclose specific indicators. We intend to clarify this in future filings, beginning with our annual report for the fiscal year ending March 31, 2013 as follows:

(Proposed disclosure)

We monitor risks in our portfolio by quantifying the risks based on market fluctuations and defining internally acceptable risk levels. We establish asset liability management (“ALM”) rules and, after making quantitative and qualitative assessments of interest rate fluctuation risks of our assets and liabilities, we endeavor to keep the overall amount of interest rate risk within a fixed range. Risks are evaluated based on comprehensive approach that incorporates ~~quantified~~ quantitative analysis ~~based on statistical methods~~ including basis point value, slope point value, value at risk (“VaR”), ~~qualitative~~ scenario analyses, stress tests and sensitivity analyses and qualitative analysis including assessments of our assets and liabilities, market conditions and other influential events. We continually evaluate the quantitative and qualitative methods used to analyze our market risk in order to provide our management with a comprehensive and timely overview of our risk exposure. We analyze the risks, and report the results to the CFO and executive officers in order for them to take ~~the~~ any ~~necessary~~ actions they deem appropriate.

Ms. Suzanne Hayes	6
Securities and Exchange Commission

Item 6.    Directors, Senior Management and Employees, page 106

Compensation Policy for Executive Officers, page 110

7.	Please provide more information about the shares component of compensation. Your discussion should address, but not be limited to, the following:

•	What are your “prescribed standards” for the shares component?

•	Are the standards set for individuals or at the corporate level?

•

The shares component appears to include a payment at the time of retirement that that officers and directors must use to purchase shares at the time of the individual’s retirement. Are the officers and directors required to hold these shares for any specific length of time following their retirement?

•	Do the points each executive has accumulated count toward the established ownership guidelines?

•	Please explain what happens to the points if the officer’s or director’s employment terminates for reasons other than retirement, either a voluntary or involuntary retirement.

Response:

We acknowledge the Staff’s comment and intend to include expanded disclosure as follows in future filings, beginning with our annual report on Form 20-F for the fiscal year ending March 31, 2013.

(Proposed disclosure)

The shares component of compensation is a program in which points are annually allocated to directors and executive officers based upon prescribed standards while in office, and compensation provided is the amount equal to the accumulated number of points multiplied by the stock price at the time of retirement. Points granted to the members of each position are determined based on title and seniority in accordance with guidelines set by the Compensation Committee. Under this program, directors and executive officers have an obligation to purchase ORIX shares from the Company at the stock price that prevails at the time of their retirement using the after-tax compensation provided. The Compensation Committee has not set a fixed term in which directors and executive officers must retain the shares after their retirement. The Compensation Committee may restrict the awarding of stock-based compensation to directors and executive officers in the event that they engage in inappropriate behavior while in office that would inflict harm on the Company.

Item 7.    Major Shareholders and Related Party Transactions 123

Related Party Transactions, page 124

8.	We note your statement that you conduct your business with related parties in the normal course and on terms equivalent to those that would exist if they did not have equity holdings in your company, if they were not key management personnel, or if you did not have significant influence over them. Additionally, we note that you have no interest loans outstanding with Narutaki Senior Community Corporation, Venrich Co. and MU Planning Corporation. Please tell us the circumstances under which you make no interest loans to unrelated parties.

Ms. Suzanne Hayes	7
Securities and Exchange Commission

Response:

These no interest loans primarily comprise purchased loans, and accordingly they are recorded as “no interest”. Purchased loans are loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely in accordance with ASC 310-30 (“Receivables—Loans and Debt Securities Acquired with Deteriorated Credit Quality”). For purchased loans, although the acquired assets may remain loans in legal form, collections on these loans often do not reflect the normal historical experience of collecting delinquent accounts, and the need to tailor individual collateral-realization strategies often makes it difficult to reliably estimate the amount, timing or nature of collections. Accordingly, we and our subsidiaries use the cost recovery method of income recognition for such purchased loans instead of the rate at the time of origination, and apply the same method to unrelated parties regardless of whether impairment is recognized or not. We intend to include additional disclosure regarding loans to related parties as follows in future disclosure, beginning with our annual report on Form 20-F for the fiscal year ending March 31, 2013.

(Proposed disclosure)

Related Party	The largest amount outstanding during the fiscal year ended March 31, 2012	Amount outstanding as of March 31, 2012	Interest rate
	(Millions of yen)		(%)
Flexible Energy Service Co., Ltd.	¥59	¥51	6.0
Plaza Sunroute Co.	1,534	1,534	3.5
Global D&E Co., Ltd.	1,100	0	10.0
ORIX JREIT Inc.	9,000	5,500	1.7–2.1
Sanyo Homes Corporation	1,560	1,060	1.8–2.5
Pacific League Marketing Corporation	17	11	3.5
Yamaguchi Leasing Corporation	200	200	0.7–0.9
SHIGAGIN LEASE CAPITAL CO., LTD.	300	70	0.8
Torigin Leasing Corporation	295	295	1.0–1.2
TOMONY Lease, Inc.	300	263	1.0
DAIKYO INCORPORATED	1,545	1,545	1.2–1.7
Embio Holdings Inc.	20	1	1.7
Narutaki Senior Community Corporation	63	58	No interest	*
BAROQUE JAPAN Ltd.	417	250	1.3–2.1
Dragon Wealth Development Limited	711	661	2.1–2.2
Aisling Airlease Ltd.	684	479	8.0
Kyushu Leasing Services Co., Ltd	2,972	2,563	1.8–3.2
LEIS Corporation	30	30	8.0
Ecobanks Ltd.	62	0	4.3
Venrich Co., Ltd.	10	10	No interest	*
MU Planning Corporation	1	1	No interest	*
Yamatojuken	35	9	3.0
World Service Corporation	100	78	2.0

*	These loans primarily comprise purchased loans (see Note 1 of “Item 18. Financial Statements”), and accordingly they are recorded as “no interest”.

Item 9.    The Offer and Listing, page 126

9.	Please indicate whether your stock is included in the Nikkei Stock Average. If it is not, please clarify the significance of the Nikkei Stock Average to your company.

Ms. Suzanne Hayes	8
Securities and Exchange Commission

Response:

We acknowledge the Staff’s comment and advise the Staff that ORIX’s stock is not included in the Nikkei Stock Average. The reference to the Nikkei Stock Average was included because the index is widely used as a broad barometer of the overall condition of the Japanese equity markets. We intend not to include this reference in future filings as follows, beginning with our annual report on Form 20-F for the fiscal year ending March 31, 2013.

(Proposed disclosure)

The Tokyo Stock Exchange is the principal Japanese stock exchange. ~~The most widely followed price index of stocks on the Tokyo Stock Exchange is the Nikkei Stock Average, an index of 225 selected stocks traded on the First Section of the Tokyo Stock Exchange.~~

Notes to Consolidated Financial Statements

Note 1—Significant Accounting and Reporting Policies, page F-13

(2) Recognition of revenues for operating leases, page F-15

Non-accrual policy, page F-15

10.	We note from your disclosure on page F-16 that non-accrual loans and lease receivables return to accrual status when it is certain that you will be able to collect all amounts according to the contractual terms of the loans, as evidenced by continual payments from the debtors. To enhance your disclosure in future filings, please discuss the length of time that payment from the debtor must be received in order for management to conclude that the company is collecting all amounts in accordance to the contractual terms of the loan.

Response:

We do not set a fixed length of time of debtor’s continual payments for the purpose of deciding on whether the non-accrual loans and receivables should return to accrual status. The period of continual payments before returning to accrual status varies depending on various factors that we consider are relevant in assessing the debtor’s creditworthiness, such as the debtor’s business characteristics and financial conditions as well as surrounding economic condition and its trends. However, based on the Staff’s comments, we will revise our future filings as follows, beginning with our annual report on Form 20-F for the fiscal year ending March 31, 2013:

(Proposed disclosure)

Non-accrual policy—In common with all classes, past-due financing receivables are receivables for which principal or interest is past-due 30 days or more. Loans whose terms have been modified are not classified as past-due financing receivables if the principals and interests are not past-due 30 days or more in accordance with the modified terms. The Company and its subsidiaries suspend accruing revenues on past-due installment loans and direct financing leases when principal or interest is past-due 90 days or more, or earlier, if management determines that their collections are doubtful based on factors such as individual debtors’ creditworthiness, historical loss experience, current delinquencies and delinquency trends. Accrued but uncollected interest is reclassified to investment in direct financing leases or installment loans in the accompanying consolidated balance sheets and becomes subject to the allowance for doubtful receivables and probable loan loss process. Cash repayments received on non-accrual loans are applied first against past due interest and then any surpluses are applied to principal in view of the conditions of the contract and obligors. The Company and its subsidiaries return to accrual status non-accrual loans and lease receivables when it becomes certain that the Company and its subsidiaries will be able to collect all amounts due according to the contractual terms of these loans and receivables, as evidenced by continual payments from the debtors. The period of such continual payments before returning to accrual status varies depending on factors that we consider are relevant in assessing the debtor’s creditworthiness, such as the debtor’s business characteristics and financial conditions as well as relevant economic conditions and trends.

Ms. Suzanne Hayes	9
Securities and Exchange Commission

Note 5—Investments in Direct Financing Leases, page F-41

11.	Please tell us how you have complied with the disclosure requirement in ASC 840-30-50-4(a)(1) as it requires you to disclose separate deductions for executory costs and the accumulated allowance for uncollectible minimum lease payments when presenting the calculation of future minimum lease payments to be received.

Response:

We respectfully acknowledge that we have not disclosed a separate deduction representing executory costs included in the minimum lease payments pursuant to ASC 840-30-50-4(a)(1), because such amounts have not been considered material to the total future minimum lease payments to be received. However, we respectfully submit that based on the Staff’s comment, we intend to revise our future filings beginning with our annual report for the fiscal year ending March 31, 2013, to enhance our financial statement disclosures by separately presenting the deduction for an amount representing executory costs included in the minimum lease payments. With respect to the accumulated allowance for uncollectible minimum lease payments receivable, Note 8 to “Item 18. Financial Statements” in our annual report on Form 20-F for the fiscal year ended March 31, 2012 discloses separately an allowance for credit loss related to direct financing leases. We believe the information about the credit quality of direct financing lease receivables appropriately informs users of the financial statements about the accumulated allowance for uncollectible minimum lease payments receivable.

*        *        *

Please contact Theodore Paradise of Davis Polk & Wardwell LLP, our outside U.S. counsel (Tel.: +81-3-5561-4430; Fax: +81-3-5561-4795) with any questions you may have regarding this letter.

Sincerely yours,

/s/ Haruyuki Urata
Haruyuki Urata Chief Financial Officer, ORIX Corporation

Enclosures:

cc:	Yoshiko Fujii
ORIX Corporation
Tel.: +81-3-5419-5042 / Fax: +81-3-5419-5901
Noriaki Habuto
KPMG AZSA LLC
Tel.: +81-3-3548-5101 / Fax: +81-3-3548-5109
Theodore A. Paradise, Esq.
Davis Polk & Wardwell LLP, Tokyo Office
Tel.: +81-3-5561-4430 / Fax: +81-3-5561-4795